Filed by Natura&Co Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Avon Products, Inc.

Commission File No.: 1-4881

Commission File No. for Registration Statement on Form F-4

filed by Natura&Co Holding S.A.: 333-233910

The following is a press release issued by Natura &Co on October 4, 2019:

PRESS RELEASE

Natura &Co and Avon take important steps towards closing

São Paulo, October 4, 2019, - Following the announcement in May that Natura &Co had reached an agreement to acquire Avon Products, Inc. (“Avon”), Natura &Co today announced that it has completed important steps towards closing the transaction. As previously announced to the market, Natura &Co Holding S.A. will be the new holding company for the Natura &Co group, having dual listing in the Brazilian and in the New York Stock Exchanges.

Most recently, on September 25th, 2019, Natura &Co Holding S.A. obtained approval from the Brazilian Securities Commission (CVM) for registration as a publicly-held company, and on September 30, 2019, the U.S. Securities and Exchange Commission (SEC) declared effective Natura &Co Holding S.A. registration statement on Form-4. These approvals will enable Natura &Co Holding S.A. to be listed on B3 in the Novo Mercado segment and on the New York Stock Exchange (NYSE) through the issuance of level II ADRs, and are important steps in the process of closing the deal with Avon Products, Inc.

Natura &Co also announced that on October 2nd, it successfully concluded the solicitation of consents on behalf of Avon Products, Inc. for the 2023 and 2043 Notes with respect to change in control provisions that would be triggered by the business combination of Natura &Co and Avon Products, Inc.

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About Natura &Co

A result of the union between Natura, Aesop and The Body Shop, Natura &Co is a global purpose driven, multi-channel and multi-brand cosmetics group. Natura &Co posted net revenues of R$ 13.4 billion in 2018. The three companies that form the group are committed to generating positive economic, social and environmental impact. Founded in 1969, Natura is a Brazilian multinational in the cosmetics and personal care segment and leader in direct sales. Founded in 1976 in Brighton, England, by Dame Anita Roddick, The Body Shop is a global beauty brand that is driven by the ethos of business as a force for good. The Australian beauty brand Aesop was established in 1987 with a quest to create a range of superlative products for skin, hair and the body.

Press Contact

Media Inquiries:

Marcelo Behar, Corporate Affairs Officer Natura &Co

natura@brunswickgroup.com

Investor Relations:

Viviane Behar de Castro, Investor Relations Director, Natura &Co

RI@natura.net1

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura &Co Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and the joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, without charge, from Natura’s website at

www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K; and (m) those risks described in the joint proxy statement/prospectus available from the sources indicated above.